ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08054508

SEC Mail Processing Section
JUN 27 2008
Washington, DC
109

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-24571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pulaski Bank Employee's Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

PROCESSED
JUL 0 7 2008
THOMSON REUTERS

REQUIRED INFORMATION

Items 1-3. The Pulaski Bank Employee's Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.0 Auditor's Consent

PLAN FINANCIALS

Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust

Financial Statements
With
Report of Independent Registered Public Accounting Firm

December 31, 2007

PULASKI BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Index
December 31, 2007 and 2006

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

BROWN SMITH WALLACE LLC

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE℠

Report of Independent Registered Public Accounting Firm

Participants of the Pulaski Bank Employees Savings & Profit Sharing Plan and Trust and
The Board of Directors of Pulaski Financial Corp.

We have audited the accompanying statements of net assets available for benefits of the Pulaski Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pulaski Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

June 27, 2008

PULASKI BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statement of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:		
Cash	$ 818	$ 70
Investments, at fair value:		
Pulaski Financial Corp. stock fund	2,876,180	4,548,673
Collective investment funds	1,422,111	1,162,583
Mutual funds	4,124,154	2,902,053
Loans to participants	207,354	193,606
Total investments	8,629,799	8,806,915
Receivables:		
Employer contribution	1,725	23,403
Employee contributions	-	51,977
Total receivables	1,725	75,380
Net assets available for benefits	$ 8,632,342	$ 8,882,365

The accompanying notes are an integral part of these financial statements.

PULASKI BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to assets attributed to:		
Investment Income:		
Net depreciation in fair value of investments	$ (1,400,600)	$ (210,027)
Interest	14,445	14,139
Dividends	109,921	65,276
Investment loss, net	(1,276,234)	(130,612)
Contributions:		
Employer contributions	638,613	419,925
Employee contributions	1,355,220	1,150,012
Rollovers	203,461	149,818
Total contributions	2,197,294	1,719,755
Total additions	921,060	1,589,143
Deductions:		
Benefits paid to participants	1,127,388	286,925
Administrative expenses	43,695	35,701
Total deductions	1,171,083	322,626
Net (decrease) increase in net assets available for benefits	(250,023)	1,266,517
Net assets available for benefits:		
Beginning of year	8,882,365	7,615,848
End of year	$ 8,632,342	$ 8,882,365

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by Pulaski Bank, a wholly-owned subsidiary of Pulaski Financial Corp. (the Company) under the provision of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Effective July 1, 2006, all employees of the Company who have obtained six months of employment with the Company and attained age 21 are eligible to participate in the Plan. Prior to July 1, 2006, all employees of the Company who had obtained one year of employment with the Company and attained age 21 were eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Participants may contribute up to 75% of their pretax base compensation, as defined by the Plan, subject to certain limitations. Effective July 1, 2006, the Company began contributing an amount equal to 75% of each participant's contribution, up to 5% of each participant's pretax base compensation. Prior to July 1, 2006, the Company contributed an amount equal to 50% of each participant's contribution, up to 4% of each participant's pretax base compensation.

(c) Vesting

Plan participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in Company contributions occurs 25% per year until fully vested after four years of service. See Note 4, Plan Termination.

(d) Investment Options

Participants may elect to have their individual accounts allocated to any one or a combination of the available investment options. Participants may change their investment elections at any time. Investment options include Pulaski Financial Corp. common stock and Schwab Managed funds that represent party-in-interest transactions allowable under ERISA regulations.

(e) Forfeitures

At the time a participant terminates employment, the nonvested portion of their employer contribution account is forfeited and applied to reduce subsequent employer contributions or to pay plan expenses. Forfeitures used to offset employer contributions for the years ended December 31, 2007 and 2006 totaled $24,960 and $17,407, respectively.

(f) Payment of Benefits

In the event of retirement, death, total or permanent disability, legally adjudicated mental incompetence, or upon termination of the Plan, a participant's benefits will be distributed as follows:

- If the participant's vested benefit in the Plan does not exceed $1,000, the benefit will be disbursed in a single lump sum payment.
- If the participant's vested balance exceeds $1,000 but is less than $5,000 and the participant makes no election to have the vested balance distributed or directly rolled over to another qualified plan, then the account will be directly rolled over to an IRA in the participant's name.
- If the participant's vested balance exceeds $5,000, the participant may generally elect to receive a distribution in a single lump sum payment in cash or property or in installments over a period of not more than the assumed life expectancy of the participant or of the participant and the participant's beneficiary.

(g) Participant Loans

Participants are allowed to borrow up to 50% of their vested account balances, with a minimum of $1,000 and a maximum of $50,000, subject to certain provisions in the Plan. The loans carry a fixed interest rate equal to the prime interest rate at the time of origination plus 1% and are repayable over periods of up to 5 years for a general loan and 15 years if for the purchase of the participant's primary residence.

(h) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

a) Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles..

b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments when available. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interests in the collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The collective trusts' fair values approximate contract values. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Pulaski Financial Corp. stock fund was unitized in 2006. The stock fund is measured in units instead of shares. Each unit contains shares of Pulaski Financial Corp. stock and a cash position targeted to fluctuate between three percent and six percent of the fund balance.

d) Administrative Expenses

Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits.

3) Investments

The following table presents investments held as of December 31, 2007 and 2006. Investments that exceed 5% of assets available for benefits at December 31, 2007 and 2006 are separately identified.

Investments at fair value:		2007		2006
Pulaski Financial Corp. stock fund	$	2,876,180	$	4,548,673
Europacific Growth Fund R5		797,955		-
Growth Fund of America R5		662,983		-
Vanguard 500 Index Signal		609,869		-
Turner Midcap Growth Fund		551,469		-
Vanguard Windsor II Admiral Shares		488,083		-
Schwab Managed RT TR FD 2020		450,975		-
Vanguard 500 Index Admiral Shares		-		529,166
Europacific Growth Fund R4		-		466,326
Growth Fund of America R4		-		455,328
Other investments		2,192,285		2,807,422
Total	$	8,629,799	$	8,806,915

4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is discontinued or terminated, participants will immediately be deemed fully vested. The Company may continue the Plan as necessary to carry out distribution of benefits to participants upon retirement, disability, death or termination of employment; or some or all of the Plan assets may be reduced to cash and, after payment of liabilities, the remaining assets valued and the participants' account balances proportionately adjusted, and such balances distributed to the participants.

5) Federal Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated March 7, 2002, which states that the Plan and its underlying trust qualify under the applicable provisions of the IRC and, therefore, are exempt from income taxes. The Plan is being operated in compliance with the applicable requirements of ERISA. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6) Related-Party Transactions

Certain plan investments are shares of mutual funds that are managed by Charles Schwab, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, plan investments include shares of Pulaski Financial Corp. common stock. Pulaski Financial Corp. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

7) Risks and Uncertainties

The plan invests in various investments, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of these investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

PULASKI BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Shares or Units	Description of Investments		Current Value
65,057	Pulaski Financial Corp. stock fund*	$	2,876,180
	Mutual funds:		
15,686	Europacific Growth Fund R5		797,955
19,500	Growth Fund of America R5		662,983
5,463	Vanguard 500 Index Signal		609,869
15,171	Turner Mid Cap Growth Fund CL I		551,469
8,796	Vanguard Windsor II Admiral Shares		488,083
13,926	CRM Mid Cap Value Fund Investor CL		405,956
23,659	PIMCO Total Ret Administrative		252,911
8,894	Third Avenue Small-Cap Value Fund		208,220
1,339	Cohen & Steers Realty Shares		78,706
3,321	TrendStar Small Cap Fund		32,012
636	Dodge & Cox International Stock		29,282
371	Forward International Small Co Instl		6,708
	Total mutual funds		4,124,154
	Collective investment trusts:		
33,300	Federated Capital Preservation Fund**		357,964
706	Schwab Managed RT TR FD Income CL I*		8,340
4,675	Schwab Managed RT TR FD 2010 CL I*		73,817
25,770	Schwab Managed RT TR FD 2020 CL I*		450,975
14,634	Schwab Managed RT TR FD 2030 CL I*		276,285
12,119	Schwab Managed RT TR FD 2040 CL I*		234,506
2,029	Schwab Managed RT TR FD 2050 CL I*		20,224
	Total collective investment trusts		1,422,111
207,354	Participant loans (various maturities with interest rates 5.00% to 9.25%)*		207,354
	Total investments	$	8,629,799

* Represent party-in-interest transactions allowable under ERISA regulations.

**Represents contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008

Pulaski Bank Employees' Saving and Profit Sharing Plan and Trust

By:

Name: Ramsey K Hamadi

Title: Chief Financial Officer

Exhibit 23.0 Auditor's Consent

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE℠

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-84392) of our report dated June 27, 2008, relating to the statement of net assets available for benefits of the Pulaski Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Pulaski Bank Employees Savings & Profit Sharing Plan and Trust.

Brown Smith Wallace, LLC

Brown Smith Wallace, L.L.C.

June 27, 2008
St. Louis, MO

END